Exhibit 21.1
SUBSIDIARIES OF ASYST TECHNOLOGIES, INC.

STATE/COUNTRY OF
NAME	INCORPORATION
Asyst Technologies Europe Ltd.	U.K.
Asyst Technologies GmbH	Germany
Asyst Technologies Far East Pte. Ltd.	Singapore
Asyst Technologies Taiwan Ltd.	R.O.C.
Asyst Technologies Malaysia Sdn. Bhd.	Malaysia
SMIF Equipment Tianjin Co. Ltd.	P.R.C.
Asyst Korea, Ltd.	Korea
Asyst Technologies Japan Holding Co., Inc.	Japan
Asyst Technologies Japan, Inc.	Japan